Exhibit 99.1

Regulatory Announcement

Kofax Limited Director/PDMR Shareholding

Irvine, CA, September 12, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced, in accordance with DTR 3.1.2, that it was notified September 9, 2014 by Non-Executive Director, James A. Urry, that on September 9, 2014, a trust connected to him acquired 785,000 common shares and further that the company was notified on September 10, 2014 that on September 10, 2014 a trust connected to him purchased 215,000 common shares, all with a par value of $0.001 each in the company and all at an average price of $7.97.

Following this transaction, James A. Urry and persons connected to him hold 13,892,5211 common shares in the company, representing 14.29% of the issued share capital of the company.

[1]	Represents (i) 3,705,609 shares indirectly held by James A. Urry and a connected trust, (ii) 7,671,255 shares held by The Natasha Foundation of which Mr. Urry is one of three directors, and (iii) 2,515,657 shares held by The NPC Foundation of which Mr. Urry is one of three directors. Mr. Urry disclaims any pecuniary interest in relation to the shares held by the Natasha Foundation and the NPC Foundation.

For further information, please contact:

Media Contact:	Investor Contacts:

Laura Brandlin	MKR Group Inc.
Director, Corporate Communications	Todd Kehrli
+1 (949) 783-1545	+1 (323) 468-2300
Laura.Brandlin@kofax.com	kfx@mkr-group.com

FTI Consulting
Sophie McMillan
+44 (0) 20 7831 3113
kofax@fticonsulting.com

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

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Source: RNSKofax

Kofax Limited- Regulatory Announcement